EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

Fixed Charges
Interest Expense	634

Total Fixed Charges	634

Earnings
Income from continuting opeations before income tax	362
Fixed Charges	634

996

Ratio of earnings to fixed charges	1.57